Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134
May 4, 2010
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY CADENCE DESIGN SYSTEMS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
VIA EDGAR AND MESSENGER
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Cadence Design Systems, Inc. Form 10-K for Fiscal Year Ended January 2, 2010 (the “2009 Form 10-K”) Filed February 26, 2010 (File No. 001-10606)
Dear Ms. Collins,
     This letter responds to your letter dated April 21, 2010 (the “Comment Letter”) regarding Cadence Design Systems, Inc.’s (“Cadence” or “we”) 2009 Form 10-K. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each of our responses is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) from the Comment Letter appearing in bold type.
     This letter is being filed with the SEC on EDGAR supplementally as correspondence and a complete copy of this letter in paper format is also being forwarded by courier. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

Kathleen Collins
Securities and Exchange Commission
May 4, 2010

     We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portions of our responses bearing the confidential treatment request identification code CDNS CTR 5/4/10 (the “Confidential Materials”). The Confidential Materials are marked herein with bracketed asterisks (“[***]”), and the page on which they appear is marked with the confidentiality legends required by Rule 83. We believe that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.
Form 10-K for Fiscal Year Ended January 2, 2010
General
1.	We note that the company’s outside legal counsel made the Tandy representations in your response letter. Please confirm that Gibson Dunn is acting as agent for the company in making such representations and provide a copy of the company’s written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the company.

As Senior Vice President and General Counsel of the Company, I have signed this response letter and Cadence has made the Tandy representations in this response letter.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34
2.	We note your response to our prior comment 1 and your discussion regarding specific customers for which revenues have been deferred. Please clarify whether these are the only arrangements in fiscal 2009 for which revenues have been deferred until payments become due and payable or cash is received. If not, then tell us the total of these arrangements for each period presented and tell us the total revenues actually recognized under these arrangements for each period.

Kathleen Collins	[***] Confidential Treatment Request
Securities and Exchange Commission	Pursuant to 17 CFR § 200.83
May 4, 2010	by Cadence Design Systems, Inc.
Page 3	Page Code Number CDNS CTR 5/4/10-1
The arrangements with the [***] customers noted in our response to comment 1 of the Staff’s letter dated March 29, 2010 were the only arrangements for which revenue recognition has been deferred until cash is received as a result of a change in our assessment of the creditworthiness of such customers.

3.	We note in your response to our prior comment 2. In an effort to better understand the impact of the change in the business model, please tell us the dollar amount and percentage of the total orders executed during fiscal 2008 for which revenue is ratable. In this regard, your disclosures on page 35 indicate that 90% of your total executed orders in 2009 were comprised of ratable revenue orders. Please also tell us your consideration to quantify and discuss the effect of these events year over year. Furthermore, please explain further how you determined that the transition to a ratable business model will contribute to increasing revenues in fiscal 2010. In this regard you estimate that 80% of your fiscal 2010 revenue will come from your backlog as of January 2, 2010. Tell us how this compares to fiscal 2009 where it appears that approximately 47% of your revenues came from your January 3, 2009 backlog. Further please provide a breakdown of your backlog at January 2, 2010 and January 3, 2009 by the various types of licenses as discussed on page 11.

The total orders executed during fiscal 2008 for which revenue is ratable was approximately $600 million, or approximately 75% of the total orders.

As we transition to a ratable model, we are continuing to evaluate our disclosure on this topic. In the Results of Operations section of the 2009 Form 10-K, we considered Section III.B of SEC Release 33-6835 in disclosing that approximately 90% of the total value of our executed orders in fiscal 2009 was comprised of ratable revenue orders and that we expect to recognize increased revenue during fiscal 2010, as compared to fiscal 2009, due to higher business levels and our continued transition to a more ratable business model. Upon review of the Staff’s comment, in our future annual filings, we will provide year over year comparisons of the percentage of our order levels that are ratable. Furthermore, in order to provide this information for fiscal 2009 compared to fiscal 2008 to our investors, we have included it in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarter ended April 3, 2010, which was filed on April 30, 2010.

We are anticipating higher business levels in fiscal 2010 because we have more customer contracts scheduled to expire during fiscal 2010 than we did in fiscal 2009, which is likely to increase our fiscal 2010 orders and revenue compared to fiscal 2009. In addition, the increase in the percentage of ratable orders that we processed in the second half of fiscal 2008 and in fiscal 2009 will contribute to increased revenue in the periods after those orders were processed, including fiscal 2010.

Kathleen Collins
Securities and Exchange Commission
May 4, 2010

The absolute amount of revenue eventually recognized under any particular contract is not affected by whether it is recognized up front or over time. However, at the current stage of our transition to a license mix with a higher proportion of ratable revenue, the amount of revenue coming from backlog is increasing period over period as we continue to accumulate more orders for which revenue is recognized ratably. The cycle of our transition to a more ratable model is progressing as follows:
•	When we commenced our transition, in the third quarter of fiscal 2008, revenue initially declined period over period as a result of the transition because an increased amount of revenue under new contracts was recognized in future periods rather than the period in which the contract was executed.

•	During the transition, an increasing amount of revenue in a particular quarter is derived from contracts executed in prior periods, so revenue coming from orders in backlog is expected to increase period over period as a result of the transition. We are currently in this stage of the transition.

•	We expect that as the transition nears completion, changes in revenue period over period would no longer be attributable to the transition to our ratable license mix, as the percentage of ratable revenue for all of our contracts taken as a whole approaches 90%. We disclosed that we expect to reach this stage eventually on page 35 of our 2009 Form 10-K.
We note the Staff’s statement that “approximately 47% of your revenues came from [our] January 3, 2009 backlog”, which we assume was derived by the ratio of the revenue for fiscal 2009 ($852.6 million) to the orders in backlog as of January 3, 2009 ($1.821 billion). However, the percentage of fiscal 2009 revenue that came from orders in backlog as of January 3, 2009 was determined by the following ratio:
(Revenue for fiscal 2009 recognized from orders in backlog as of January 3, 2009)

(Total revenue for fiscal 2009)
or, using the actual numbers: $666.9 million divided by $852.6 million, which equals 78%.
Thus, approximately 78% of our fiscal 2009 revenue came from orders in backlog as of January 3, 2009, compared to 80% of our fiscal 2010 revenue that we anticipate will come from orders in backlog as of January 2, 2010.
We are providing the Staff the following table that presents a breakdown of our backlog as of January 2, 2010 and January 3, 2009 by the various types of licenses discussed on page 8 of the 2009 Form 10-K.

Kathleen Collins
Securities and Exchange Commission
May 4, 2010

	As of
	January	January
	3, 2009	2, 2010
	(In thousands)
Year-End Backlog by Various Types of Licenses Discussed on page 8 of the 2009 Form 10-K
Subscription licenses for software products	$519,493	$548,953
Sale or lease of hardware	32,896	41,674
Maintenance contracts on hardware and software products	896,696	708,761
Orders for hardware and software products with delivery in a subsequent year	19,899	1,952
Licenses with payments that are outside our customary terms	138,492	108,397
The undelivered portion of engineering services contracts	201,472	156,154
Other	12,471	9,054

	$1,821,419	$1,574,945

4.	In your response to prior comments 1 and 2 you indicate that the company will enhance your disclosures in future filings. Please provide a sample of such disclosures and clarify that you intend to include such disclosures in your next Form 10-Q.

With respect to our response to the prior comment 1 of the Staff’s letter dated March 29, 2010, we will disclose in our future Form 10-Q and Form 10-K filings any material amount of revenue deferred because of the change in our assessment of the creditworthiness of our customers in terms of the impact on our current operations as well as the potential impact on future operations, if material.

For any period in which such information is material, we will disclose a description consistent with the following:
“Cadence increased its allowance for doubtful accounts by $[ ] due to Cadence’s assessment of an increased risk of customer delays or defaults in payment obligations. In connection with this assessment, Cadence expects to recognize future revenue for these customers as cash is received. A total of $[ ] of revenue was originally scheduled to be recognized during fiscal [ ], but will now be deferred until cash is received from these customers in the future.”

Kathleen Collins
Securities and Exchange Commission
May 4, 2010

We did not provide disclosure regarding the amount of revenue deferred due to the change in Cadence’s assessment of customer credit issues in our Form 10-Q for the quarter ended April 3, 2010, which was filed on April 30, 2010, because such amount was not material for the first quarter of fiscal 2010.
With respect to our response to the prior comment 2 of the Staff’s letter dated March 29, 2010, we will disclose in our future Form 10-K filings a description consistent with the following:
“During fiscal 2010, approximately [   ]% of our revenue came from orders in backlog as of January 2, 2010. We currently expect approximately [   ]% of our fiscal 2011 revenue to come from orders in backlog as of January 1, 2011.”
In order to provide this information to investors for fiscal 2009 compared to fiscal 2008, we have included the information below in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Form 10-Q for the quarter ended April 3, 2010, which was filed on April 30, 2010:
“During fiscal 2009, approximately 78% of our revenue came from orders in backlog as of January 3, 2009. We currently expect approximately 80% of our fiscal 2010 revenue to come from orders in backlog as of January 2, 2010.”
* * * * * * * * * * *
     In connection with responding to the Staff’s comments and as requested by the Staff, Cadence acknowledges the following:
•	Cadence is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	Cadence may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     As always, we are available to discuss further our responses to the Staff’s comments.

Kathleen Collins
Securities and Exchange Commission
May 4, 2010

     If you have any questions or comments regarding the foregoing, please do not hesitate to call me at (408) 943-1234 or Cadence’s counsel, Stewart L. McDowell at Gibson, Dunn & Crutcher LLP, at (415) 393-8322.
Very truly yours,
/s/ James J. Cowie

James J. Cowie
Senior Vice President & General Counsel
Cadence Design Systems, Inc.
cc:	Kevin S. Palatnik, Cadence Design Systems, Inc. Melissa Kindelan, Staff Accountant, Securities and Exchange Commission Stewart L. McDowell, Gibson, Dunn & Crutcher LLP